EXHIBIT 19
Insider Trading Standard

    SUMMARY
It is PG&E’s policy to comply with the letter and spirit of all laws, rules, and regulations related to insider trading.
    TARGET AUDIENCE
All current and former PG&E Board members, officers, employees, and each of their Related Persons (as defined below).
TABLE OF CONTENTS
SUBSECTION    TITLE    PAGE

1    Insider Trading Prohibition    1
2    Scope of the Insider Trading Standard    2
3    Trading Blackout    3
4    Transactions Pursuant to SEC Rule 10b5-1 Trading Plans and Mandatory 10b5-1 Plan Requirement for Sales    4
5    Pre-Clearance Requirements    4
6    Material Nonpublic Information    4
7    Additional Restrictions    5
8    Post-Termination Transactions    6
9    Noncompliance with Insider Trading Laws and the Insider Trading Standard    6
Appendix A, Guidelines For Rule 10b5-1 Plans    9
Appendix B Pre-Clearance Procedures    10

    REQUIREMENTS
1    Insider Trading Prohibition
1.1    Federal and state securities laws prohibit the purchase or sale of a company’s securities by persons who owe a duty of confidence to the company and are aware of material information about the company that is not generally known or available to the public.

1.2    These laws also prohibit persons who are aware of such material nonpublic information from disclosing this information to others who may trade in the company’s securities (i.e., “tipping”), even though the “tipper” did not trade and did not gain any economic benefit from the other person’s trading. In addition, persons who receive such material nonpublic information (i.e., “tippees”) may incur liability for illegal insider trading.

1.3    Companies and their controlling persons (as defined by the Securities and Exchange Commission) also are subject to liability if they fail to take reasonable steps to prevent both of these forms of insider trading.
2    Scope of the Insider Trading Standard
2.1    Who is covered:
1.    This Standard applies to all PG&E Board members, officers, and employees (collectively, the “Insiders”) and to their Related Persons. “Related Persons” include
a.    family members or others who reside with an Insider,
b.    family members who do not reside with an Insider but whose decisions as to their transactions in PG&E securities may be influenced by an Insider, and
c.    partnerships in which the Insider is a general partner, trusts of which an Insider is a trustee, and other legal entities controlled by an Insider.
2.    In addition, other persons who obtain material nonpublic information in the course of their relationship or association with PG&E may be subject to this Standard.
2.2    Securities covered:
1.    This Standard applies to purchases and sales of all types of securities, including common or preferred stock (regardless of whether such securities were acquired in the open market, through stock option exercise, restricted stock vesting, DRSPP contributions, or otherwise), derivative securities (such as put and call options and convertible debentures or preferred stock), and debt securities (such as debentures, bonds, and notes).
2.3    Types of transactions covered:
1.    This Standard applies to making an initial contribution election into the PG&E Corporation Stock Fund within the 401(k) plan, or
2.    changing a contribution election, such as to:
a.    increase or decrease the percentage of a person’s periodic contributions that will be allocated to the PG&E Corporation Stock Fund,
b.    make an intraplan transfer of an existing account balance into or out of the PG&E Corporation Stock Fund,

c.    borrow money against person’s 401(k) plan accounts if the loan will result in a liquidation of some or all of a person’s PG&E Corporation Stock Fund balance
d.    pre-pay a 401(k) plan loan if the pre-payment will result in allocation of loan proceeds to the PG&E Corporation Stock Fund;
e.    sell stock upon exercise of a stock option;
f.    make an initial election to participate in the DRSPP, increase the level of participation in the DRSPP, or make additional contributions to the DRSPP.
2.4    Companies covered:
1.    This Standard applies to transactions in:
a.    PG&E securities;
b.    the securities of other companies about which an Insider has learned material nonpublic information regarding in the course of his/her service or employment with PG&E, such as customers or suppliers; and
c.    other companies that are economically linked to PG&E.
3    Trading Blackout
3.1    Quarterly Earnings Blackout Periods. Insiders and others who have access to material nonpublic information relating to PG&E’s quarterly financial results, and their Related Persons, are prohibited from trading in PG&E securities during quarterly earnings blackout periods. The quarterly earnings blackout periods generally begin after market close on the last day of a fiscal quarter and end before market open on the second full trading day following the release of PG&E’s earnings for that quarter; except that the quarterly earnings blackout period for the fourth quarter generally begins after market close on December 17 of each year. For instance, if PG&E releases earnings on a Thursday and there are no holidays, the quarterly earnings blackout period ends before market open on the following Tuesday.
3.2    Event-Specific Blackout Periods. Board members, officers, and employees who have access to information regarding specific material events or developments that have not publicly been disclosed are prohibited from trading in PG&E securities during event-specific trading blackout periods. The event-specific trading blackout periods will be defined by the PG&E Corporation General Counsel or his/her designee (the “Pre-Clearance Officer”).
3.3    Designated Insiders. Those persons who are subject to a quarterly earnings blackout period or event-specific blackout period will be designated by the Pre-Clearance Officer and notified in writing (the “Designated Insiders”). Even if the Pre-Clearance Officer has not notified an Insider that he/she is subject to a trading blackout, such person should not trade while aware of material nonpublic information. The existence of an event-specific trading blackout period or the extension of a quarterly earnings blackout period generally will not be announced to PG&E as a whole and should not be communicated to any other person.

3.4    Hardship Exception. A person who is subject to a quarterly earnings blackout period or an event-specific trading blackout period and who faces unforeseen issues as a result of which he/she needs to sell PG&E securities may be permitted to sell PG&E securities during such blackout period only if the Pre-Clearance Officer concludes that such person does not possess material nonpublic information about PG&E.
4    Transactions Pursuant to SEC Rule 10b5-1 Trading Plans and Mandatory 10b5-1 Plan Requirement for Sales
4.1    SEC Rule 10b5-1 provides an affirmative defense from insider trading liability under the federal securities laws for trading plans (“Rule 10b5-1 Plans”) that were entered into or adopted in good faith and when the person was not aware of material nonpublic information.
4.2    All Board members and PG&E officers who are subject to Section 16 of the Securities Exchange Act of 1934 (the “Section 16 officers”) are encouraged to enter into Rule 10b5-1 Plans for any sale or disposition for value in PG&E securities.
4.3    Any Rule 10b5-1 Plan is subject to approval by the Pre-Clearance Officer and must meet the requirements of SEC Rule 10b5-1 and PG&E’s “Guidelines for Rule 10b5-1 Plans” attached in Appendix A. The Pre-Clearance Officer may modify such guidelines as he/she determines necessary or appropriate.
5    Pre-Clearance Requirements
5.1    All Board members, officers, and their Related Persons (collectively, the “Pre-Clearance Persons”) are required to pre-clear any proposed transactions in PG&E securities. In addition, Pre-Clearance Persons are required to pre-clear their dispositions, acquisitions, or transfers of PG&E securities for no consideration including, for example, gifts to a charitable organization, other donations of PG&E securities, a transfer to a family trust, etc. The Pre-Clearance Officer may modify the list of Pre-Clearance Persons as he/she determines necessary or appropriate.
5.2    Pre-clearance procedures are described in Appendix B. The Pre-Clearance Officer may modify such guidelines as he/she determines necessary or appropriate.
6    Material Nonpublic Information
6.1    Material Information. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold, or sell a security. Any information that could reasonably be expected to affect the price of the security is material. Some examples of information that may be considered material include:
•financial results, including preliminary and final quarterly and year-end earnings;
•projections of future earnings or losses, or other earnings guidance;
•earnings that are inconsistent with the consensus expectations of the investment community;
•significant developments in rate cases or other major regulatory matters;

•significant developments in enforcement matters before the California Public Utilities Commission;
•actual or threatened major litigation or the resolution of such litigation;
•significant cybersecurity incidents;
•a change in executive management;
•changes in dividend or dividend policy;
•a pending or proposed merger, acquisition, or tender offer or an acquisition or disposition of significant assets;
•major events regarding PG&E securities, including the declaration of a stock split or the offering of additional securities;
•severe financial liquidity problems; or
•new major contracts, orders, suppliers, customers, or finance sources, or the loss thereof.
6.2    Nonpublic Information. Information is “nonpublic” if it has not been publicly disclosed. In order for information to be considered “public,” it must be widely disseminated in a manner making it generally available to investors, such as through a press release, an SEC report, or another Regulation FD-compliant method or combination of methods, and the investing public has had time to absorb the information fully. For purposes of this Standard, information generally is considered public after the second full trading day following the release of that information.
6.3    Confidentiality of Material Nonpublic Information. Maintaining the confidentiality of PG&E information is essential for competitive, regulatory, security, and other business reasons, and to comply with securities laws. Insiders should treat all material nonpublic information that they learn about PG&E or its business plans in connection with their employment or other service relationship as confidential and proprietary to PG&E.
7    Additional Restrictions
7.1    PG&E believes that short-term or speculative transactions in PG&E’s securities carry a heightened legal risk and/or the appearance of improper or inappropriate conduct.
7.2    As a result, Board members, officers, and their Related Persons may not engage in:
•short sales of PG&E’s securities (i.e., sales of securities that are not owned at the time of the sale), including a “sale against the box” (generally defined as a sale with delayed delivery);
•transactions in publicly traded options (such as puts, calls, and other derivative securities) on an exchange or in any other organized market relating to PG&E securities;

•hedging or monetization transactions involving PG&E securities, such as zero cost collars, forward sale contracts, equity swaps, exchange funds, and other transactions that involve the establishment of a short position in PG&E securities, and limit or eliminate a person’s ability to profit from an increase in the value of PG&E’s securities; and
•holding PG&E securities in a margin account or pledging such securities as collateral for a loan.
8    Post-Termination Transactions
8.1    This Standard continues to apply to an Insider’s transactions in covered securities even after he/she terminates employment with, or other services for, PG&E, if such Insider is in possession of material nonpublic information when his/her employment or service relationship terminates. Such Insider and any of his/her Related Persons may trade after that information has become public or is no longer material.
9    Noncompliance with Insider Trading Laws and the Insider Trading Standard
9.1    Violations of insider trading laws and non-compliance with this Standard may have many adverse consequences, including imprisonment, criminal and civil fines, and PG&E-imposed sanctions, up to and including termination of employment. PG&E, as an employer, also may face enforcement actions.
END of Requirements
    DEFINITIONS
“401(k) plan”: the PG&E Corporation Retirement Savings Plan
“DRSPP”: the PG&E Corporation Dividend Reinvestment and Stock Purchase Plan
“PG&E”: PG&E Corporation, Pacific Gas and Electric Company, and their respective subsidiaries, collectively

Appendix A
Guidelines For Rule 10b5-1 Plans

Any Rule 10b5-1 Plan must meet the following guidelines:
•there should be a cooling-off period consisting of at least 90 days but not more than 120 days between the adoption or modification of a Rule 10b5-1 Plan and the first transaction under the new or modified plan;
•if a Rule 10b5-1 Plan is terminated for any reason other than the execution of all the trades or expiration of all the orders relating to such trades set forth in such Rule 10b5-1 Plan, the Insider must wait at least 90 days from the date that the prior plan was terminated before adopting a new plan;
•it should be administered and executed by a PG&E-designated or PG&E-approved broker;
•entering into a Rule 10b5-1 Plan would not cause the Insider to have multiple overlapping Rule 10b5-1 Plans (except as permitted by 17 CFR § 240.10b5-1(c)(1)(ii)(D)):
•entering into a Rule 10b5-1 Plan would not cause the Insider to have adopted more than one single-trade Rule 10b5-1 Plan during any consecutive 12-month period;
•the Rule 10b5-1 Plan does not permit trades to occur during the quarterly earnings blackout period described in Section 3.1;
•it should follow any additional guidelines for Rule 10b5-1 Plans, as determined from time to time by the Pre-Clearance Officer; and
•PG&E and PG&E’s executive officers and directors must make certain disclosures in SEC filings concerning Rule 10b5-1 Plans. Officers and directors of PG&E must undertake to provide any information requested by PG&E regarding Rule 10b5-1 Plans for the purpose of providing the required disclosures or any other disclosures that PG&E deems to be appropriate under the circumstances.

Appendix B
Pre-Clearance Procedures

A request for pre-clearance should be submitted to the Pre-Clearance Officer at least two business days in advance of the proposed transaction. The Pre-Clearance Officer is under no obligation to approve a transaction submitted for pre-clearance. If pre-clearance is denied, such fact must be kept confidential by the Pre-Clearance Person.
Any pre-clearance is valid for five full trading days after it is given by the Pre-Clearance Officer, after which period a new pre-clearance must be obtained if no transaction occurred. Notwithstanding receipt of pre-clearance, if the Pre-Clearance Person becomes aware of material nonpublic information or becomes subject to a quarterly earnings blackout period or an event-specific trading blackout period before the transaction is effected, he/she may not complete the transaction.
Pre-Clearance Persons must continue to pre-clear any proposed transaction in PG&E securities with the Pre-Clearance Officer until the expiration of six months from the termination of service.